UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

Form 6-K

REPORT OF FOREIGN PRIVATE ISSUER PURSUANT TO RULE 13a-16 OR 15d-16

UNDER THE SECURITIES EXCHANGE ACT OF 1934

For the month of October 2023

Commission File Number: 001-41559

NWTN INC.
(Translation of registrant’s name into English)

c/o Alan Nan Wu

Office 114-117, Floor 1,

Building A1,

Dubai Digital Park, Dubai Silicon Oasis,

Dubai, UAE
(Address of principal executive office)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F.

Form 20-F ☒           Form 40-F ☐

INFORMATION CONTAINED IN THIS FORM 6-K REPORT

Status of Evergrande Transaction

As previously reported by NWTN on Report of Foreign Private Issuer on Form 6-K (the “Original 6-K”)filed with the Securities and Exchange Commission (the “SEC”) on August 14, 2023, NWTN Inc., a Cayman Islands exempted company (“NWTN”), is a party to that certain share subscription agreement (the “Share Subscription Agreement”) with China Evergrande Group, a Cayman Islands exempted company listed on the Main Board of The Stock Exchange of Hong Kong Limited (the “Hong Kong Stock Exchange”) (Stock Code: 3333) (the “Evergrande Group”), China Evergrande New Energy Vehicle Group Limited, a company with limited liability incorporated in the Hong Kong Special Administrative Region of the People’s Republic of China and listed on the Hong Kong Stock Exchange (Stock Code: 0708) (the “Target”, together with its subsidiaries, the “Target Group”) and Hui Ka Yan. Pursuant to the Share Subscription Agreement, NWTN agreed to subscribe (the “Share Subscription”) for 6,177,106,404 of newly issued ordinary shares of the Target (the “Subscription Shares”) for an aggregate subscription price of HK$3,889,723,903, implying a subscription price of HK$0.6297 per Subscription Share (the transactions contemplated by the Share Subscription Agreement, the “Proposed Transactions”). As previously disclosed, on or before the closing of the Proposed Transactions (the “Closing”), certain outstanding loans of the Target will be converted (the “Loan Conversions”) into newly issued Target ordinary shares, with the Evergrande Group acquiring up to 4,178,284,870 Target ordinary shares upon such conversion. Unless otherwise defined herein, the capitalized terms used below have the meanings given to them in the Share Subscription Agreement.

As also previously reported by NWTN on a Report of Foreign Private Issuer on Form 6-K filed with the SEC on October 10, 2023, on September 29, 2023, NWTN delivered a letter to Target notifying Target (the “September 29 Letter”) that NWTN had suspended the performance of its obligations under the Share Subscription Agreement due to, among other things, the trading halt of Target’s ordinary shares on the Hong Kong Stock Exchange and a series of recent changes in the Evergrande Group have generated significant uncertainties on the likelihood of Target being able to meet various closing conditions for the Proposed Transactions, including but not limited to the Target’s ordinary shares remaining listed on the Hong Kong Stock Exchange; no material adverse event as of the date of the Closing; the Hong Kong Stock Exchange approving the listing and trading of the Subscription Shares; and Evergrande Group’s ability to effect its debt restructuring plan. As also previously reported on the Original 6-K, NWTN (Zhejiang) Automobile Co., Ltd., an affiliate of NWTN (the “Fund Provider”), and Evergrande New Energy Vehicle (Tianjin) Co., Ltd., an affiliate of Target (the “Fund Recipient”), entered into that certain Transitional Funding Support Agreement (the “Transition Funding Support Agreement”), pursuant to which the Fund Provider shall, subject to the satisfaction of certain conditions precedent, provide a secured transitional funding in the amount of RMB600 million (the “Transitional Support Amount”) in three equal tranches to the Fund Recipient for the research and development, manufacturing of and sales services in respect of vehicles of Target Group. In the September 29 Letter, NWTN informed Target that the recent developments with the Evergrande Group described above had caused the conditions precedent to Fund Provider’s obligation to fund the second and third tranches of the Transitional Support Amount to not be satisfied. Therefore, the Fund Provider was not obligated, and did not pay, any of the second and third tranches.

As also previously reported on the Original 6-K, the Share Subscription Agreement may be terminated by either NWTN or the Target if the conditions to Closing have not been satisfied by December 31, 2023 (the “Long Stop Date”). On December 31, 2023, NWTN delivered notice (the “Termination Notice”) to the Target that NWTN was exercising its right to terminate the Share Subscription Agreement because the conditions to Closing had not been satisfied or waived by the Long Stop Date. The Termination Notice further states that conditions precedent to Fund Provider’s obligation to fund the second and third tranches of the Transitional Support Amount have not been satisfied and the Fund Provider will not fund any of the second and third tranches.

As a result of the Termination Notice, the Share Subscription was terminated and the Share Subscription Agreement is of no further force and effect, except for certain specified provisions in the Share Subscription Agreement, which shall survive termination and remain in full force and effect in accordance with their respective terms. NWTN reserves all rights and remedies under the Share Subscription Agreement, Transition Funding Support Agreement and other related transaction documents.

W Motors Transaction

On December 28, 2023, NWTN entered into a binding term sheet (the “Term Sheet”) with W Motors Automotive Group Holding Limited (“W Motors”). Pursuant to the Term Sheet, NWTN has agreed to issue (i) 308,171 Class B ordinary shares to W Motors in settlement of certain outstanding invoices from W Motors and (ii) 2,070,000 restricted Class B ordinary shares to W Motors in exchange for 107,646 restricted ordinary shares of W Motors, which is equivalent to 5% equity interest of W Motors based on a pre-transaction valuation of W Motors of $315,761,800. Under the Term Sheet, W Motors is entitled to certain registration rights and NWTN is entitled to appoint one director to W Motor’s board of directors. The Term Sheet contains customary representations and warranties made by the parties.

Officer Resignation

On October 31, 2023, Xiaoguang Sun informed NWTN of his intention to resign as the Chief Operating Officer of NWTN, effective November 29, 2023. His resignation was for personal reasons and was not due to any disagreement with NWTN.

Half-Year Financial Statements

Attached as Exhibit 99.1 to this report is a press release of the Company, dated January 4, 2024, regarding its unaudited financial results for the six months ended June 30, 2023.

CAUTIONARY STATEMENT REGARDING FORWARD-LOOKING STATEMENTS

This report on Form 6-K and the exhibits hereto contain “forward-looking statements” for purposes of the safe harbor provisions of the Private Securities Litigation Reform Act of 1995 that represent the Company’s beliefs, projections and predictions about future events. All statements other than statements of historical fact are “forward-looking statements,” including any projections of earnings, revenue or other financial items, any statements of the plans, strategies and objectives of management for future operations, any statements concerning proposed new projects or other developments, any statements regarding future economic conditions or performance, any statements of management’s beliefs, goals, strategies, intentions and objectives, and any statements of assumptions underlying any of the foregoing. Words such as “may,” “will,” “should,” “could,” “would,” “predicts,” “potential,” “continue,” “expects,” “anticipates,” “future,” “intends,” “plans,” “believes,” “estimates” and similar expressions, as well as statements in the future tense, identify forward-looking statements.

These statements are necessarily subjective and involve known and unknown risks, uncertainties and other important factors that could cause the Company’s actual results, performance or achievements, or industry results, to differ materially from any future results, performance or achievements described in or implied by such statements. Actual results may differ materially from expected results described in the Company’s forward-looking statements, including with respect to correct measurement and identification of factors affecting the Company’s business or the extent of their likely impact, and the accuracy and completeness of the publicly available information with respect to the factors upon which the Company’s business strategy is based or the success of the Company’s business.

Forward-looking statements should not be read as a guarantee of future performance or results, and will not necessarily be accurate indications of whether, or the times by which, the Company’s performance or results may be achieved. Forward-looking statements are based on information available at the time those statements are made and management’s belief as of that time with respect to future events, and are subject to risks and uncertainties that could cause actual performance or results to differ materially from those expressed in or suggested by the forward-looking statements. Important factors that could cause such differences include, but are not limited to, those factors discussed more fully under the heading “Item 3. Key Information—D. Risk Factors” and elsewhere in the Company’s Form 20-F filed with the Securities and Exchange Commission on May 25, 2023, as well as in this report on Form 6-K and the exhibits hereto.

EXHIBIT INDEX

Exhibit No.	Description
99.1	Press Release, dated January 4, 2024

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

Date: January 4, 2024	NWTN INC.

	By:	/s/ Alan Nan Wu
	Name:	Alan Nan Wu
	Title:	Chief Executive Officer, Executive Director and Chairman

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